		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended
	Ended March 31
	2009	2008

Earnings before income from equity investees (1)	$ 14,638	$ 14,472

Add back:
Fixed charges	38,572	41,465
Amortization of previously capitalized interest	1,139	1,143
Distributed income of Unconsolidated Joint Ventures	10,158	9,234

Deduct:
Capitalized interest	(305)	(2,424)
Preferred distributions	(615)	(615)

Earnings available for fixed charges and preferred dividends	$ 63,587	$ 63,275

Fixed charges:
Interest expense	$ 36,233	$ 36,982
Capitalized interest	305	2,424
Interest portion of rent expense	1,419	1,444
Preferred distributions	615	615
Total fixed charges	$ 38,572	$ 41,465

Preferred dividends	3,658	3,658

Total fixed charges and preferred dividends	$ 42,230	$ 45,123

Ratio of earnings to fixed charges and preferred dividends	1.5	1.4

(1)	Earnings before income from equity investees for the three months ended March 31, 2009 includes a $2.5 million restructuing charge, which primarily represents the costs of terminations of personnel.